                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                               ELBIT SYSTEMS LTD.
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                                (Name of Issuer)

                ORDINARY SHARES, NOMINAL VALUE NIS 1.00 PER SHARE
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                         (Title of Class of Securities)

                                    M3760D101
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                                 (CUSIP Number)

                                  Shlomo Heller
                              Koor Industries Ltd.
                                Azrieli Center 3
                           Triangle Tower - 43rd Floor
                             Tel Aviv, Israel 67023
                                 +972 3 607 5107
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 27, 2006
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /_/

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

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CUSIP No. M3760D101                    13D                    Page 2 of 6 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    Koor Industries Ltd.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*

                    OO
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    Israel
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 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              - 0 -
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    - 0 -
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    - 0 -
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    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. M3760D101                    13D                    Page 3 of 6 Pages
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ITEM 1.   SECURITY AND ISSUER

         This Amendment No. 2 (this "Amendment") relates to the ordinary shares, nominal value 1.00 New Israeli Shekels per share (the "Ordinary Shares"), of
Elbit Systems Ltd., a company organized under the laws of the State of Israel
(the "Issuer"), and amends the Schedule 13D filed by Koor Industries Ltd.
("Koor") with the U.S. Securities and Exchange Commission, with an event date of
April 18, 2005, as amended by Amendment No. 1 thereto, with an event date of
August 25, 2005 (the "Schedule"). All capitalized terms used in this Amendment and otherwise undefined shall have the meanings ascribed in the Schedule.

         This Amendment is filed in accordance with Rule 13d-2 of the Securities
Exchange Act of 1934, as amended, by the reporting persons. This Amendment refers only to information that has materially changed since the filing of the
Schedule.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 is hereby amended to add the following:

         As a result of the Sale Transactions (as defined in Item 6), Koor does not own any Ordinary Shares of the Issuer. Accordingly, Koor is no longer a reporting person under the Schedule.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended and restated as follows:

         Koor sold privately all of its Ordinary Shares of the Issuer pursuant to the Sale Transactions (as defined in Item 6). As a result, Koor does not own any Ordinary Shares of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Items 5(a)-(b) are hereby amended and restated as follows:

          (a)-(b) As a result of the Sale Transactions (as defined in Item 6),
Koor does not own any Ordinary Shares of the Issuer.

     Item 5(c) is hereby amended to add the following:

          (c) Koor has not engaged in any transactions involving the Ordinary
Shares during the past sixty days other than the Sale Transactions.

     Item 5(e) is hereby amended and restated as follows:

          (e) Koor ceased to be a five percent (5%) beneficial owner of the
Ordinary Shares of the Issuer on November 27, 2006.

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CUSIP No. M3760D101                    13D                    Page 4 of 6 Pages
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ITEM 6.  CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended to add the following:

         On November 27, 2006, Koor sold 50,000 Ordinary Shares to Federmann
Enterprises Ltd. ("Federmann") for an aggregate purchase price of approximately
$1.7 million (which represents a price per share of $33.26 - the market price of the shares at that time) pursuant to a share transfer deed, the English translation of which is attached hereto as EXHIBIT A. Also on November 27, 2006,
Koor sold to Federmann 2,300,000 Ordinary Shares at a price per share of $30.60
(the "Sold Shares"), representing approximately 5.6% of the Issuer's shares based on the Issuer's then outstanding share capital, pursuant to a purchase agreement, dated November 22, 2006, between Koor and Federmann, the English translation of which is attached hereto as EXHIBIT B (the "Purchase Agreement").
Pursuant to the Purchase Agreement, at the closing on November 27, 2007, (i)
Federmann paid Koor the purchase price for 460,000 of the Sold Shares and received such shares and (ii) the remaining 1,840,000 of the Sold Shares were registered in the name of Federmann and then immediately registered in the name of a trust (the "Federmann Trustee") pursuant to a trust agreement, the English translation of the form of which is attached to the Purchase Agreement as
Appendix 2.1(b), and pledged in favor of Koor to secure future payments by
Federmann as described below. Pursuant to the Purchase Agreement, Federmann will pay the purchase price for the remaining Sold Shares in four equal installments on March 26, 2007, June 26, 2007, September 26, 2007 and December 26, 2007 and
has issued to Koor a debenture evidencing such payments, the English translation of the form of which is attached to the Purchase Agreement as Appendix 2.1(a).
Upon receipt by Koor of each future payment by Federmann, the Federmann Trustee will transfer 460,000 of the Sold Shares to Federmann and the pledge on such shares in favor of Koor will be released. Pursuant to the Purchase Agreement,
Federmann is entitled to receive any dividends paid on the pledged Sold Shares, and the Federmann Trustee has granted Federmann a proxy to vote the pledged Sold
Shares.

         Concurrently with the sale of the Sold Shares, Koor and Federmann terminated the Shareholders Agreement, dated as of December 27, 2004 and amended on July 6, 2005, between Koor, Federmann and Heris Aktiengesellschaft (which agreement was previously described in the Schedule), and Jonathan Kolber, Koor's nominee to the Issuer's Board of Directors, announced his resignation as a director of the Issuer.

         On November 27, 2006, as a result of the sales of Ordinary Shares to
Federmann described in the preceding paragraphs, the number of Ordinary Shares beneficially owned by Koor was 810,000 shares, representing approximately 1.9%
of the Issuer's shares based on the Issuer's then outstanding share capital.

         On December 5, 2006, Koor sold its remaining 810,000 Ordinary Shares to
UBS Israel Securities Ltd. in a block trade for total consideration of approximately $26.6 million.

         As a result of the transactions described in the preceding paragraphs
(collectively referred to herein as the "Sale Transactions"), Koor no longer owns any Ordinary Shares of the Issuer.

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CUSIP No. M3760D101                    13D                    Page 5 of 6 Pages
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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended to add the following exhibits:

     Exhibit A:     English  Translation  of  the  Share  Transfer  Deed,  dated
                    November  27,  2006,   between  Koor   Industries  Ltd.  and
                    Federmann Enterprises Ltd.*

     Exhibit B:     English  Translation  of  the  Purchase   Agreement,   dated
                    November  22,  2006,   between  Koor   Industries  Ltd.  and
                    Federmann Enterprises Ltd.*

* All the translations are being attached for the convenience of the reader, and in the event of any discrepancy between the translations and the original Hebrew documents, the Hebrew documents will prevail.

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CUSIP No. M3760D101                    13D                    Page 6 of 6 Pages
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                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 6, 2006

                                         KOOR INDUSTRIES LTD.

                                         By: /s/ Shlomo Heller
                                             -----------------------------
                                             Name:  Shlomo Heller
                                             Title: General Counsel